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SEC Mail Processing Section FEB 05 2018 Washington DC 406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPFI PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 TYSONS BLVD, STE 1500
(No. and Street)

MCLEAN	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL T REMUS CPA
(Name – *if individual, state last, first, middle name*)

PO BOX 2555	HAMILTON SQUARE	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK KIMSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPFI PARTNERS LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIE HYTOVITZ NOTARY PUBLIC EXP. 10-31-21 DISTRICT OF COLUMBIA

Signature

Managing Partner

Title

Notary Public

District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 9 day of January 2018,

Brie Hytovitz, Notary Public, D.C.
My commission expires October 31, 2021.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capfi Partners LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2017

Contents
As of and for the Year Ended December 31, 2017

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
CapFi Partners LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Capfi Partners LLC as of December 31, 2017, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Capfi Partners, LLC as of December 31, 2017 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capfi Partners LLC's management. My responsibility is to express an opinion on Capfi Partners LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Capfi Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Capfi Partners LLC's financial statements.

The supplemental information is the responsibility of Capfi Partners LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Capfi Partners LLC's auditor since 2010.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 22, 2018

Capfi Partners LLC

Statement of Financial Condition
Year Ended December 31, 2017

ASSETS

Cash	$	86,834
Prepaid expenses		5,318
Fixed assets, net of accumulated depreciation of $8,940		-
TOTAL ASSETS	$	92,152

LIABILITIES AND MEMBER EQUITY

LIABILITIES:		
Accounts payable	$	25,721
TOTAL LIABILITIES		25,721
MEMBER EQUITY		66,431
TOTAL LIABILITIES AND MEMBER EQUITY	$	92,152

See accompanying notes

Capfi Partners LLC

Statement of Operations
Year Ended December 31, 2017

REVENUE:	
Advisory fees	$ 300,000
Interest income	28
Total revenue	300,028
OPERATING EXPENSES:	
Travel expense	77,359
Professional fees	87,170
Occupancy	28,145
Meals and entertainment	72,612
Regulatory fees	19,698
Insurance expense	9,261
Office and other	25,550
Total expenses	319,795
NET LOSS	$ (19,767)

See accompanying notes

Statement of Changes in Member Equity
Year Ended December 31, 2017

MEMBER EQUITY, January 1, 2017	$	85,579
Capital contributions		25,000
Capital distributions		(24,381)
Net loss		(19,767)
MEMBER EQUITY, December 31, 2017	$	66,431

See accompanying notes

Capfi Partners LLC

Statement of Cash Flows
Year Ended December 31, 2017

OPERATING ACTIVITIES:	
Net loss	$ (19,767)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Decrease in accounts receivable	25,000
Decrease in prepaid expenses	25,461
Increase in accounts payable and accrued expenses	4,904
Net cash provided in operating activities	35,598
FINANCING ACTIVITIES:	
Capital contributions	25,000
Capital distributions	(24,381)
Net cash provided by financing activities	619
NET INCREASE IN CASH AND CASH EQUIVALENTS	36,217
CASH AT BEGINNING OF YEAR	50,617
CASH AT END OF YEAR	$ 86,834

Supplemental Cash Flow Information	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

See accompanying notes

Notes to Financial Statements
Year Ended December 31, 2017

1. Organization and Nature of Business

CapFi Partners, LLC (Formerly K&Z Partners, LLC) (the Company) is a Delaware limited liability company located in McLean, Virginia. The Company is a broker dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation - SIPC.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows
For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. The Company includes as cash and cash equivalents amounts invested in money market funds. The Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation up to $250,000.

(d) Accounts Receivable
The company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. There is no allowance as of December 31, 2017

(e) Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of the equipment. Equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Revenue Recognition
The Company recognizes revenue from advisory fees in the period received, generally when the assignment has been completed or as the advisory services are delivered.

(g) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2017. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2014.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2017.

3. Leases

The Company currently conducts its operations from facilities in McLean, Virginia. The lease agreement is dated February 5, 2016 and covers the period from February 15, 2016 through February 28, 2017. The lease was automatically renewed for one year.

Rental expense for the year ended December 31, 2017 under this agreement was $28,145.

4. Credit Risk and Concentrations

A significant amount of the Company's revenues are related to advisory fees earned as a private placement agent for various high net wort individuals. There is no assurance of future revenues from these individuals as agreements can generally be terminated by either party upon 30 days written notice.

The Company maintains its cash balances in a single financial institutions in amounts which, at times, exceeds federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. At December 31, 2017 the Company had no uninsured balance.

One of the Company's clients accounted for 100% of the Company's revenues in 2017.

5. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2017 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 3 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

6. Related Party Transactions

The Company has a non-exclusive agreement with the Estate of James V Kimsey to provide advisory services regarding financial and investing matters. The Company does not have discretion over any accounts or assets, and does not provide legal or tax advice. The agreement can be terminated by either party upon 30 days written notice. The parties are related by family.

The total amount of advisory fees earned during the year from this agreement were $300,000.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2017, the Company had net capital of $61,113 which was $56,113 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 42.09%.

8. Fair Value

Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2018 and January 22, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2017

Capfi Partners LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2017

TOTAL MEMBER EQUITY QUALIFIED FOR NET CAPITAL	$	66,431
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(5,318)
NET CAPITAL	$	61,113
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	25,721
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	56,113
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	55,113
Percentage of aggregate indebtedness to net capital		42.09%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

CapFi Partners LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2017

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by CapFi Partners LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

CapFi Partners LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2017

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, CapFi Partners LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2017 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
CapFi Partners LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CapFi Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CapFi Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) CapFi Partners LLC stated that CapFi Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CapFi Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CapFi Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 22, 2018

CapFi Partners LLC

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2017

CapFi Partners LLC Exemption Report

CapFi Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2017, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(i)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

CapFI Partners LLC

I, Mark J Kimsey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Mark J Kimsey
Chief Executive Office